EXHIBIT (h)(9)

FEE REDUCTION AGREEMENT

     AGREEMENT made as of this 15th day of October, 2007, between Eaton Vance Special Investment Trust (the “Trust”), on behalf of its series Eaton Vance Balanced Fund (the “Fund”) and Eaton Vance Management (the “Administrator”).

     WHEREAS, the Trust has entered into an Administrative Services Agreement (“Administrative Services Agreement”) with the Administrator, which Administrative Services Agreement provides that the Administrator shall be entitled to receive an asset-based fee payable at a certain rate; and

     WHEREAS, the Administrator has offered to reduce such administrative services fee rate with respect to the Fund, and the Trust has accepted such fee reduction, such fee reduction being effective as of October 22, 2007; and

WHEREAS, the Administrator and the Trust wish to memorialize said fee reduction in writing;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, receipt of which is hereby acknowledged, the Trust and the Administrator hereby agree as follows:

1.	For so long as the Administrative Services Agreement shall remain in effect, notwithstanding any provisions of the Administrative Services Agreement to the contrary, the Administrator will reduce its administrative services fee for the Fund in accordance with the fee reduction set forth on Exhibit A hereto.

2.	This Agreement may only be terminated or amended upon the mutual written consent of the Trust and the Administrator; provided, however, that (i) no termination of this Agreement shall be effective unless approved by the majority vote of those Trustees of the Trust who are not interested persons of the Adviser or the Trust (the “Independent Trustees”) and by the vote of a majority of the outstanding voting securities of the Trust; (ii) no amendment of this Agreement shall be effective unless approved by the majority vote of the Independent Trustees; and (iii) no amendment of this Agreement that decreases the fee reductions set forth herein shall be effective unless approved by the vote of a majority of the outstanding voting securities of the Trust.

3.	For purposes of this Agreement the term “vote of a majority of the outstanding voting securities of the Trust” shall mean the vote, at a meeting of Holders, of the lesser of (i) 67 per centum or more of the Interests in the Trust present or represented by proxy at the meeting if the Holders of more than 50 per centum of the outstanding Interests in the Trust are present or represented by proxy at the meeting, or (ii) more than 50 per centum of the outstanding Interests in the Trust.

The terms “Holders” and “Interests” when used herein shall have the respective meanings specified in the Declaration of Trust of the Trust.

4.	This instrument is executed under seal and shall be governed by Massachusetts law.

     IN WITNESS WHEREOF, this Agreement has been executed as of the date set forth above by a duly authorized officer of each party.

EATON VANCE SPECIAL INVESTMENT TRUST

By:	/s/ Thomas E. Faust Jr.
Thomas E. Faust Jr.
President

EATON VANCE MANAGEMENT

By:	/s/ Maureen A. Gemma
Maureen A. Gemma
Vice President

Exhibit A

ADVISORY FEE REDUCTION SCHEDULE Eaton Vance Special Investment Trust (Effective as of October 22, 2007)

Eaton Vance Balanced Fund:

The administrative services fee for Eaton Vance Balanced Fund is reduced to the extent the combined advisory and administrative services fees for the Fund would otherwise exceed the amount of such fees under the fee schedules in place for the Fund and the portfolios in which it invested as of October 15, 2007.